Buenos Aires, July 15th 2004.

Messrs

Comisión Nacional de Valores

(Argentine National Securities Commission)

At. Dr. Cipriano Rodríguez

Ref.: Transportadora de Gas del Sur S.A. – Relevant Information.

Dear Sirs:

We are pleased to contact you in representation of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) in order to inform you about the assignment of the Technical Assistance Agreement ( “TAA”) of the Company.

Through the assignment implemented on this date between Enron Pipeline Company Argentina S.A. and Petrobras Energía S.A., the latter will fulfill the function of TGS technical operator, subject to the same conditions and scope that have governed the TAA since 1992. In accordance with regulations on this matter, this assignment has been approved by ENARGAS prior to the assignment hereby informed.

Best regards

Transportadora de Gas del Sur S.A.

Enrique P. Prini Estebecorena

Attorney-in-fact